Exhibit 99.1

Ryde Receives a Warning Letter from NYSE American LLC

SINGAPORE, October 27, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced it has received a warning letter from NYSE American LLC (the “Exchange”) dated October 24, 2025 regarding the Company’s compliance with Section 401(a) of the NYSE American Company Guide (the “Company Guide”).

On October 7, 2025, NYSE Regulation staff noted a significant increase in RYDE’s stock price and an unusually large volume of trading activity in the Company’s stock. That day, NYSE Regulation staff contacted the Company to inquire whether the Company was aware of any information that could explain this activity. The Company responded to NYSE Regulation’s inquiry late on the evening of October 7, 2025, indicating that they were not aware of any information that could have given rise to the unusual trading activity.

However, on October 9, 2025, the Company filed a Form 6-K with the Securities and Exchange Commission, which disclosed a material transaction that had been entered into on October 7, 2025 in Singapore (or October 6, 2025 in New York).

Because this material transaction was entered into on October 6, 2025, the Exchange’s immediate release policy required the transaction to be disclosed before the commencement of trading on the Exchange on October 7, 2025. As such, the Company’s failure to make an immediate public disclosure of the execution of the transaction agreement constitutes a violation of Section 401 of the Company Guide. In accordance with Section 1009(a)(i) of the Company Guide, NYSE Regulation is issuing this Warning Letter in response to that violation.

The Company acknowledges the Exchange’s concerns and is taking steps to enhance its procedures for disseminating material information to ensure future compliance with the Company Guide.

In accordance with Section 401(j) of the Company Guide, the Company is disclosing this warning letter publicly.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com